UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-274448

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Co-chairman and Independent Director

Fenbo Holdings Limited (the “Company”) has appointed Mr. Meng Derong, as Co-chairman and an Independent Non-executive director of the Company, effective January 1, 2024.

Since April 2019, Mr. Meng as served as the Executive President of Dijiu (Shenzhen) Supply Chain Group Co. Ltd., a firm focused on the development, implementation, and management of supply chain logistics from traditional sales channels to e-commerce platforms with an emphasis on agricultural products. From June 2017 until March 2019, he served as the CEO, Business Development Department, of Shenzhen Eternal Asia Supply Chain Co. Ltd. Mr. Meng received a Bachelor’s Degree in Economics and Management from Yancheng Institute of Technology in July 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2024	FENBO HOLDINGS LIMITED

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer, Chairman and Director

Exhibit No.	Description
99.1	Press Release dated January 3, 2024